Exhibit 99.3

KPMG LLP

3100-205 5th Avenue SW Calgary AB T2P 4B9 Canada

Tel 403 691 8000

Fax 403 691 8008

October 23, 2025

To:	Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission
Ontario Securities Commission Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission
Office of the Superintendent of Securities, Service Newfoundland and Labrador Office of the Superintendent of Securities, Consumer, Corporate and Insurance
Services Division, Office of the Attorney General (Prince Edward Island)
Office of the Superintendent of Securities, Department of Justice, Government of the
Northwest Territories
Office of the Yukon Superintendent of Securities, Community Services, Yukon Government
Nunavut Securities Office, Department of Justice, Government of Nunavut

Re: Notice of Change of Auditors of Precision Drilling Corporation

We have read the Notice of Precision Drilling Corporation dated October 23, 2025, and are in agreement with the statements contained in such Notice.

Yours very truly,

Chartered Professional Accountants